UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2007

Commission File Number 001-32570

Entrée Gold Inc.

(Translation of registrant's name into English)

Suite 1201 - 1166 Alberni Street, Vancouver, BC V6E 3Z3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ ]     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

FORM 51-102F3

Material Change Report

Item 1.	Name and Address of Company

Entrée Gold Inc. (the “Company”)

Suite 1201 - 1166 Alberni Street

Vancouver, BC V6E 3Z3

Item 2.	Date of Material Change

November 5, 2007

Item 3.	News Release

The News Release dated November 5, 2007 was disseminated via Marketwire Canadian Timely Disclosure only. This release was not sent out in the U.S.

Item 4.	Summary of Material Change

The Company announced that it had entered into an agreement with BMO Nesbitt Burns as sole underwriter in connection with a treasury offering of 10,000,000 Common Shares of the Company at an offering price of C$3.00 per Common Share, representing gross proceeds of C$30,000,000. .

Item 5.	Full Description of Material Change

5.1 Full Description of Material Change

For a full description of the material change, see Schedule “A”.

The Underwriter will increase the size of the offering by up to approximately 4,428,640 Common Shares in the event Ivanhoe Mines Ltd. (Ivanhoe”) and Rio Tinto plc (“Rio Tinto”) exercise their existing pre-emptive rights. Ivanhoe and Rio Tinto each have the right to participate in the offering to maintain their percentage of outstanding shares of Entrée at pre-offering levels.

The Company is actively looking to acquire and manage world-class projects, which are complementary to its existing projects in Mongolia and the United States. The proceeds of the offering will be used for general corporate purposes, for continued exploration and development of the Company’s Lookout Hill property in Mongolia and to finance any future property acquisitions that the board of directors of the Company deem appropriate.

The transaction is subject to receipt of all necessary regulatory and stock exchange approvals. Closing is expected on or about November 26, 2007.

5.2 Disclosure for Restructuring Transactions

Not Applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

The following Senior Officer of the Company is available to answer questions regarding this report:

Hamish Malkin, CFO

604.687.4777

Item 9.	Date of Report

Dated at Vancouver, BC, this 6th day of November, 2007.

SCHEDULE “A”

NOT FOR DISTRIBUTION TO US NEWS WIRE SERVICES OR

DISSEMINATION IN THE UNITED STATES

ENTRÉE GOLD – TREASURY OFFERING

Vancouver, B.C., November 5, 2007 - Entrée Gold Inc. (TSX:ETG; AMEX:EGI; Frankfurt:EKA – the “Company”) has today entered into an agreement, on a bought deal basis, with BMO Nesbitt Burns Inc. (the “Underwriter”) as sole underwriter in connection with a treasury offering of 10,000,000 Common Shares of the Company at an offering price of C$3.00 per Common Share, representing gross proceeds of C$30,000,000.

The Underwriter will increase the size of the offering by up to approximately 4,428,640 Common Shares in the event Ivanhoe Mines Ltd. (Ivanhoe”) and Rio Tinto plc (“Rio Tinto”) exercise their existing pre-emptive rights. Ivanhoe and Rio Tinto each have the right to participate in the offering to maintain their percentage of outstanding shares of Entrée at pre-offering levels.

The Company is actively looking to acquire and manage world-class projects, which are complementary to its existing projects in Mongolia and the United States. The proceeds of the offering will be used for general corporate purposes, for continued exploration and development of the Company’s Lookout Hill property in Mongolia and to finance any future property acquisitions that the board of directors of the Company deem appropriate.

The transaction is subject to receipt of all necessary regulatory and stock exchange approvals. Closing is expected on or about November 26, 2007.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States or to U.S. persons absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

FURTHER INFORMATION

Mona Forster

Entrée Gold Inc.

Tel: 604-687-4777

E-mail: mforster@entreegold.com

This News Release contains forward-looking statements. Forward-looking statements are statements which relate to future events. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Except as required by applicable law, including the securities laws of the United States, the Company does not intend to update any of the forward-looking statements to conform these statements to actual results. Readers are referred to the sections entitled “Risk Factors” in the Company’s periodic filings with the British Columbia Securities Commission, which can be viewed at www.SEDAR.com, and with the United States Securities and Exchange Commission, which can be viewed at www.SEC.gov.

FORM 51-102F3

Material Change Report

Item 10.	Name and Address of Company

Entrée Gold Inc. (the “Company”)

Suite 1201 - 1166 Alberni Street

Vancouver, BC V6E 3Z3

Item 11.	Date of Material Change

November 5, 2007

Item 12.	News Release

The News Release dated November 5, 2007 was disseminated via Marketwire Canadian Timely Disclosure only. This release was not sent out in the U.S.

Item 13.	Summary of Material Change

The Company announced that it had received confirmation that Ivanhoe Mines Ltd. and Rio Tinto, have elected to exercise their respective rights to participate in Treasury Offering announced earlier the same day.

Item 14.	Full Description of Material Change

5.1 Full Description of Material Change

For a full description of the material change, see Schedule “A”.

The Company announced that it had received confirmation that Ivanhoe Mines Ltd. and Rio Tinto, have elected to exercise their respective rights to participate in Treasury Offering announced earlier the same day.

Entrée entered into an agreement earlier on November 5, 2007 with BMO Nesbitt Burns Inc., for the purchase of 10,000,000 common shares of the Company on a bought deal basis. The offering price is C$3.00, representing proceeds of C$30,000,000. This transaction is subject to receipt of all necessary regulatory and stock exchange approvals. Closing is expected on or about November 26, 2007.

5.2 Disclosure for Restructuring Transactions

Not Applicable.

Item 15.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 16.	Omitted Information

Not Applicable.

Item 17.	Executive Officer

The following Senior Officer of the Company is available to answer questions regarding this report:

Hamish Malkin, CFO

604.687.4777

Item 18.	Date of Report

Dated at Vancouver, BC, this 6th day of November, 2007.

SCHEDULE “A”

NOT FOR DISTRIBUTION TO US NEWS WIRE SERVICES OR

DISSEMINATION IN THE UNITED STATES

ENTRÉE GOLD ANNOUNCES FINANCING

INCREASED TO $43,285,000

Vancouver, B.C., November 5, 2007 - Entrée Gold Inc. (TSX:ETG; AMEX:EGI; Frankfurt:EKA – “Entrée” or the “Company”) has received confirmation that Ivanhoe Mines Ltd. (TSX: IVN; NYSE: IVN; NASDAQ: IVN – “Ivanhoe Mines”) and Rio Tinto, through its wholly owned subsidiary Kennecott Canada Exploration Inc., (NYSE: RTP; LSE: RIO.L) (collectively, “Rio Tinto”) have elected to exercise their respective rights to participate in Treasury Offering announced earlier today. Ivanhoe Mines will acquire approximately 2,128,356 shares at C$3.00 for proceeds of approximately C$6,385,068 to maintain its ownership of approximately 14.8% of Entrée’s issued and outstanding shares. Rio Tinto will acquire approximately 2,300,284 shares at C$3.00 for proceeds of approximately C$6,900,852 to maintain its ownership of approximately 15.9% of Entrée’s issued and outstanding shares.

Entrée’s President & CEO, Greg Crowe, commented, “This bought deal financing represents a vote of confidence in Entrée by the capital markets and by our strategic partners, Ivanhoe Mines and Rio Tinto. In a competitive marketplace, Entrée, with it’s strengthened treasury, will be in an excellent position to seek and acquire additional complementary projects for the benefit of our shareholders. This is the beginning of a new and exciting phase in the development of our Company.”

Entrée entered into an agreement with BMO Nesbitt Burns Inc., earlier today on a bought deal basis, for the purchase of 10,000,000 common shares of the Company. The offering price is C$3.00, representing proceeds of C$30,000,000. This transaction is subject to receipt of all necessary regulatory and stock exchange approvals. Closing is expected on or about November 26, 2007.

Total proceeds to the Company, after participation by Ivanhoe Mines and Rio Tinto, will be approximately $43,285,920. Upon conclusion of the financing, Entrée’s treasury will exceed $70,000,000.

Proceeds from this offering will be used for general corporate purposes, future exploration expenditures related to Lookout Hill, and to finance any future property acquisitions that the board of directors of the Company deem appropriate. The Company is actively looking to acquire and manage advanced projects which are complementary to its existing projects in Mongolia and the United States.

The securities have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States or to U.S. persons absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

ABOUT ENTRÉE GOLD INC.

Entrée Gold Inc. (www.entreegold.com) is a Canadian mineral exploration company focused on the exploration and acquisition of base and precious metal deposits in the circum-Pacific region, which is host to many of the world’s giant ore bodies. Included in the latter are the Oyu Tolgoi copper-gold-molybdenum porphyry deposits in southern Mongolia, a portion of which Entrée shares with its strategic partners, Ivanhoe Mines and Rio Tinto. Lookout Hill, Entrée’s flagship project in Mongolia, completely surrounds Oyu Tolgoi and is host to the Hugo North Extension and the newly discovered Heruga Deposit.

The Company continues to explore its large, landholdings in Mongolia as well as evaluating new opportunities throughout the region. In North America, the Company is exploration for copper-molybdenum porphyries in the southwest United States and seeking additional opportunities to utilize its expertise in exploration for deep and/or concealed ore deposits.

FURTHER INFORMATION

Monica Hamm, Investor Relations	Primoris Group
Entrée Gold Inc.	Tel: 866-368-7330
Tel: 604-687-4777	Email: info@entreegold.com

E-mail: mhamm@entreegold.com

This News Release contains forward-looking statements. Forward-looking statements are statements which relate to future events. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Except as required by applicable law, including the securities laws of the United States, the Company does not intend to update any of the forward-looking statements to conform these statements to actual results. Readers are referred to the sections entitled “Risk Factors” in the Company’s periodic filings with the British Columbia Securities Commission, which can be viewed at www.SEDAR.com, and with the United States Securities and Exchange Commission, which can be viewed at www.SEC.gov.

NOT FOR DISTRIBUTION TO CANADIAN NEWS WIRE SERVICES OR DISSEMINATION IN CANADA

ENTRÉE GOLD ANNOUNCES C$43,000,000 FINANCING

Vancouver, B.C., November 6, 2007 - Entrée Gold Inc. (TSX:ETG; AMEX:EGI; Frankfurt:EKA – “Entrée” or the “Company”) has entered into an agreement, dated November 5, 2007, with a Canadian underwriter, for the purchase of 10,000,000 common shares of the Company. The offering price is C$3.00, representing proceeds of C$30,000,000. This transaction is subject to receipt of all necessary regulatory and stock exchange approvals. Closing is expected on or about November 26, 2007.

In addition, two existing shareholders have exercised pre-emptive rights to acquire 4,428,640 common shares at C$3.00 per share, for an additional $13,285,920 in gross proceeds to maintain their respective ownership interest in Entrée.

Proceeds from this offering will be used for general corporate purposes, future exploration expenditures related to Lookout Hill, and to finance any future property acquisitions that the board of directors of the Company deem appropriate. The Company is actively looking to acquire and manage advanced projects which are complementary to its existing projects in Mongolia and the United States.

The securities have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States or to U.S. persons absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

FURTHER INFORMATION

Monica Hamm, Investor Relations	Primoris Group
Entrée Gold Inc.	Tel: 866-368-7330
Tel: 604-687-4777	Email: info@entreegold.com

E-mail: mhamm@entreegold.com

This News Release contains forward-looking statements. Forward-looking statements are statements which relate to future events. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Except as required by applicable law, including the securities laws of the United States, the Company does not intend to update any of the forward-looking statements to conform these statements to actual results. Readers are referred to the sections entitled “Risk Factors” in the Company’s periodic filings with the British Columbia Securities Commission, which can be viewed at www.SEDAR.com, and with the United States Securities and Exchange Commission, which can be viewed at www.SEC.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENTRÉE GOLD INC. (Registrant)
Date November 6, 2007
By: /s/ Mona Forster Mona Forster Corporate Secretary